UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): April 11, 2023 (April 5, 2023)

Clearday, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	0-21074	77-0158076
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

8800 Village Drive, Suite 106, San Antonio, TX 78217

(Address of Principal Executive Offices) (Zip Code)

(210) 451-0839

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	CLRD	OTCQX

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On April 5, 2023, Clearday, Inc., a Delaware corporation (the “Company”), entered into a Merger Agreement (the “Merger Agreement”), by and among Clearday, Viveon Health Acquisition Corp., a Delaware corporation (“Viveon” or “Viveon Health”), VHAC2 Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Viveon Health LLC, a Delaware limited liability Company, in the capacity as the representative from and after the Effective Time (as defined in the Merger Agreement) for the stockholders of Viveon (other than the Company Stockholders (as defined in the Merger Agreement)) as of immediately prior to the Effective Time (and their successors and assigns) in accordance with the terms and conditions of the Merger Agreement, and Clearday SR LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time for the holders of Company Preferred Stock (as defined in the Merger Agreement) as of immediately prior to the Effective Time (and their successors and assigns) in accordance with the terms and conditions of the Merger Agreement. Pursuant to the terms of the Merger Agreement, a business combination between Viveon and Clearday will be effected through the merger of Merger Sub with and into Clearday, with Clearday surviving the merger as a wholly owned subsidiary of Viveon and Viveon will change its name to “Clearday Holdings, Inc.” (the “Merger”). The board of directors of Clearday has (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement, the Merger and related transactions by the stockholders of Clearday. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Merger Agreement, which is attached hereto as Exhibit 2.1.

Consideration

Merger Consideration

The total consideration to be paid at Closing (the “Merger Consideration”) by Viveon to Clearday security holders (and holders who have the right to acquire Clearday capital stock) will be an amount equal to $250 Million (plus the aggregate exercise price for all Clearday options and warrants). The Merger Consideration will be payable in shares of common stock, par value $0.0001 per share, of Viveon (“Viveon Common Stock”) valued at $10 per share.

Earnout Payments

In addition, the holders of Company Preferred Stock will have the contingent right to earn up to 5,000,000 shares of Viveon Common Stock, in the aggregate (the “Earnout Shares”), if at any time during the period beginning on the date of the Closing (the “Closing Date”) and ending on the fifth anniversary of the Closing Date (the “Earnout Eligibility Period”), the Adjusted Net Income for any Earnout Period is a positive number for the first time during the Earnout Eligibility Period (the “Earnout Milestone”).

If, following the Closing Date and prior to end of the Earnout Eligibility Period, there is a Change of Control, then, immediately prior to such Change of Control, all the Earnout Shares not yet earned shall be earned by the Company Earnout Holders and shall be released from escrow and delivered to the Company Earnout Holders, and the Company Earnout Holders shall be eligible to participate in such Change of Control transaction with respect to such Earnout Shares.

The Earnout Shares will be placed in escrow and will not be released from escrow until they are earned as a result of the occurrence of the Earnout Milestone or a Change of Control, if applicable. The Earnout Shares that are not earned on or before the expiration of the Earnout Eligibility Period shall be automatically forfeited and cancelled.

Treatment of Clearday Securities

Cancellation of Securities. Each share of Clearday capital stock, if any, that is owned by Viveon, Merger Sub, Clearday, or any of their subsidiaries (as treasury stock or otherwise) immediately prior to the effective time of the Merger (the “Effective Time”), will automatically be cancelled and retired without any conversion or consideration.

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Preferred Stock. At the Effective Time, each issued and outstanding share of Clearday’s Series F Cumulative Convertible Preferred Stock, par value $0.001 per share (“Clearday Series F Preferred Stock”) (other than any such shares of Clearday capital stock cancelled as described above and any dissenting shares), will be converted into the right to receive: (A) one (1) share of Parent New Series F Preferred Stock plus (B) a number of Earnout Shares in accordance with, and subject to the contingencies, set forth in the Merger Agreement.

Each issued and outstanding share of Clearday’s Series A Convertible Preferred Stock, par value $0.001 per share (“Clearday Series A Preferred Stock”) (other than any such shares of Clearday capital stock cancelled as described above and any dissenting shares), will be converted into the right to receive: (A) one (1) share of Parent New Series A Preferred Stock plus (B) a number of Earnout Shares in accordance with, and subject to the contingencies, set forth in the Merger Agreement.

Common Stock. At the Effective Time, each issued and outstanding share of Clearday’s common stock, par value $0.001 per share (“Clearday Common Stock”) (other than any such shares of Clearday capital stock cancelled as described above and any dissenting shares) will be converted into the right to receive a number of shares of Viveon Common Stock equal to the Conversion Ratio. The “Conversion Ratio” as defined in the Merger Agreement means an amount equal to (a)(i) the sum of $250 Million, plus the aggregate exercise or conversion price of outstanding Clearday’s stock options and warrants (excluding unvested options and options or warrants with an exercise or conversion price of $5.00 or more), divided by (ii) the number of fully diluted Clearday capital stock (including Company Preferred Stock, warrants, stock options, convertible notes, and any other convertible securities) (excluding unvested options and options or warrants with an exercise or conversion price of $5.00 or more and assuming a conversion price of Clearday subsidiary securities as provided in the Merger Agreement); divided by (b) $10.00.

Merger Sub Securities. Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one newly issued share of common stock of the surviving corporation.

Stock Options. At the Effective Time, each outstanding option to purchase shares of Clearday Common Stock will be converted into an option to purchase, subject to substantially the same terms and conditions as were applicable under such options prior to the Effective Time, shares of Viveon Common Stock equal to the number of shares subject to such option prior to the Effective Time multiplied by the Conversion Ratio, at an exercise price per share of Viveon Common Stock equal to the exercise price per share of Clearday Common Stock subject to such option divided by the Conversion Ratio.

Warrants. Contingent on and effective as of immediately prior to the Effective Time, each outstanding warrant to purchase shares of Clearday Preferred Stock or Clearday Common Stock will be treated in accordance with the terms thereof.

Convertible Notes. Contingent on and effective as of immediately prior to the Effective Time, Clearday’s convertible notes outstanding as of immediately prior to the Effective Time, will be treated in accordance with the terms of the relevant agreements governing such convertible notes.

Subsidiary Capital Stock. At and as of the Effective Time, the Subsidiary Capital Stock will remain in full force and effect with the right to acquire the Company Common Stock with such adjustments noted in the terms of such Subsidiary Capital Stock.

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Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) corporate existence and power, (b) authorization to enter into the Merger Agreement and related transactions; subsidiaries, (c) governmental authorization, (d) non-contravention, (e) capitalization, (f) corporate records, (g) consents, (h) financial statements, (i) internal accounting controls, (j) absence of certain changes, (k) properties; title to assets, (l) litigation, (m) material contracts, (n) licenses and permits, (o) compliance with laws, (p) intellectual property, (q) privacy and data security, (r) employee matters and benefits, (s) tax matters, (t) real property, (u) environmental laws, (v) finders’ fees, (w) directors and officers, (x) anti-money laundering laws, (y) insurance, (z) related party transactions, and (aa) certain representations related to securities law and activity. Viveon has additional representations and warranties, including (a) issuance of shares, (b) trust fund, (c) listing, (d) board approval, (e) SEC documents and financial statements, (f) certain business practices, (g) expenses, indebtedness and other liabilities and (h) brokers and other advisors.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, access to information, cooperation in the preparation of the Registration Statement and Proxy Statement (as each such terms are defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of each party’s respective stockholders. Viveon and Clearday have each also agreed to include in the Proxy Statement the recommendation of its respective board that its stockholders approve all of the proposals to be presented at its respective special meeting. In addition, each of Viveon and Clearday have agreed to use commercially reasonable efforts to solicit and finalize definitive documentation for a committed equity in an aggregate amount that, together with the funds in the Trust Account after giving effect to potential redemptions from Viveon’s public stockholders, together with financing programs available to Clearday after the Closing, will provide to Clearday working capital to meet its short term commercial development goals.

Viveon has also agreed to prepare a proxy statement to seek the approval of its stockholders (the “Extension Proposal”) to amend its organizational documents to extend the period of time Viveon is afforded under its organizational documents and IPO prospectus to consummate an initial business combination for an additional three months, from June 30,2023 to September 30, 2023 (or such earlier date as Viveon and Clearday may agree in writing).

Each party’s representations, warranties and pre-Closing covenants will not survive Closing and no party has any post-Closing indemnification obligations.

Viveon Equity Incentive Plan

Viveon has agreed to approve and adopt an equity incentive plan (the “Incentive Plan”) to be effective as of the Closing and in a form mutually acceptable to Viveon and Clearday, subject to approval of the Incentive Plan by the Viveon stockholders. The Incentive Plan will provide for an initial aggregate share reserve equal to 8% of the number of shares of Viveon Common Stock issued and outstanding at the Closing and an “evergreen” provision that is mutually agreeable to Viveon and Clearday will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the Incentive Plan as mutually determined by Viveon and Clearday.

Non-Solicitation Restrictions

Each of Viveon and Clearday has agreed that from the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, it will not initiate any negotiations with any party relating to an Alternative Transaction (as such term is defined in the Merger Agreement) or enter into any agreement relating to such a proposal, other than as expressly excluded from the definition of an Alternative Transaction. Each of Viveon and Clearday has also agreed to be responsible for any acts or omissions of any of its respective representatives that, if they were the acts or omissions of Viveon and Clearday, as applicable, would be deemed a breach of the party’s obligations with respect to these non-solicitation restrictions.

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Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) the absence of any applicable law or order restraining, prohibiting or imposing any condition on the consummation of the Merger and related transactions, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) receipt of any consent, approval or authorization required by any Authority (as defined in the Merger Agreement), (iv) Viveon having net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), unless Viveon’s amended and restated certificate of incorporation shall have been amended to remove such requirement prior to or concurrently with the Closing, (v) approval by Clearday’s stockholders of the Merger and related transactions, (vi) approval by Viveon’s stockholders of the Merger and related transactions, (vii) the conditional approval for listing by NYSE American (or an alternate exchange) of the shares of Viveon Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement and satisfaction of initial and continued listing requirements, and (viii) the Registration Statement becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”).

Solely with respect to Viveon and Merger Sub, the consummation of the Merger is conditioned upon, among other things, (i) Clearday having duly performed or complied with all of its obligations under the Merger Agreement in all material respects, (ii) the representations and warranties of Clearday, other than certain fundamental representations as defined in the Merger Agreement, being true and correct in all respects unless failure would not have or reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on Clearday or any of its subsidiaries, (iii) certain fundamental representations, as defined in the Merger Agreement, being true and correct in all respects, other than de minimis inaccuracies, (iv) no event having occurred that would result in a Material Adverse Effect on Clearday or any of its subsidiaries, (v) Clearday and its securityholders having executed and delivered to Viveon each Additional Agreement (as defined in the Merger Agreement) to which they each are a party and (vi) Clearday delivering certain certificates to Viveon.

Solely with respect to Clearday, the consummation of the Merger is conditioned upon, among other things, (i) Viveon and Merger Sub having duly performed or complied with all of their respective obligations under the Merger Agreement in all material respects, (ii) the representations and warranties of Viveon and Merger Sub, other than certain fundamental representations as defined in the Merger Agreement, being true and correct in all respects unless failure to be true and correct would not have or reasonably be expected to have a Material Adverse Effect on Viveon or Merger Sub and their ability to consummate the Merger and related transactions, (iii) certain fundamental representations, as defined in the Merger Agreement, being true and correct in all respects, other than de minimis inaccuracies, (iv) no event having occurred that would result in a Material Adverse Effect on Viveon or Merger Sub, (v) the Amended Parent Charter (as defined in the Merger Agreement) being filed with, and declared effective by, the Delaware Secretary of State, (vi) Viveon delivering certain certificates to Clearday, (vii) the size and composition of the post-Closing board of directors of Viveon having been appointed as set forth in the Merger Agreement and (viii) Viveon, Viveon Health LLC (“Sponsor”) and other stockholders, as applicable, having executed and delivered to Clearday each Additional Agreement to which they each are a party.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

(i) by either Viveon or Clearday, if (A) the Merger and related transactions are not consummated on or before the latest of (i) June 30, 2023, (ii) if the Extension Proposal is approved, September 30, 2023 and (iii) if one or more extensions to a date following September 30, 2023 are obtained at the election of Viveon, with Viveon stockholder vote, in accordance with the Viveon’s amended and restated certificate of incorporation, the last date for Viveon to consummate a business combination pursuant to such extensions; and (B) the material breach or violation of any representation, warranty, covenant or obligation under the Merger Agreement by the party seeking to terminate the Merger Agreement was not the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Closing Date, without liability to the other party;

(ii) by either Viveon or Clearday, if any Authority has issued any final decree, order, judgment, award, injunction, rule or consent or enacted any law, having the effect of permanently enjoining or prohibiting the consummation of the Merger, provided that, the party seeking to terminate cannot have breached its obligations under the Merger Agreement and such breach was a substantial cause of, or substantially resulted in, such action by the Authority; and

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(iii) by mutual written consent of Viveon and Clearday duly authorized by each of their respective boards of directors.

The Merger Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about Viveon, Clearday or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Viveon, Clearday or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that Viveon or Clearday makes publicly available in reports, statements and other documents filed with the SEC. Viveon and Clearday investors and securityholders are not third-party beneficiaries under the Merger Agreement.

Certain Related Agreements

Parent Support Agreements. Concurrently with the execution of the Merger Agreement, Viveon, Clearday and the Sponsor and the officers and directors of Viveon entered into a support agreement (the “Parent Support Agreement”) pursuant to which the Sponsor and the officers and directors of Viveon have agreed to vote all shares of Viveon common stock beneficially owned by them, including any additional shares of Viveon they acquire ownership of or the power to vote: (i) in favor of the Merger and related transactions, (ii) against any action reasonably be expected to impede, delay, or materially and adversely affect the Merger and related transactions, and (iii) in favor of an extension of the period of time Viveon is afforded to consummate an initial business combination.

Company Support Agreements. Concurrently with the execution of the Merger Agreement, Viveon, Clearday and certain stockholders of Clearday entered into a support agreement (the “Company Support Agreement”), pursuant to which such Clearday stockholders have agreed to vote all common and preferred stock of Clearday beneficially owned by them, including any additional shares of Clearday they acquire ownership of or the power to vote, in favor of the Merger and related transactions and against any action reasonably be expected to impede, delay, or materially and adversely affect the Merger and related transactions.

Lock-Up Agreements. In connection with the Closing, certain Clearday stockholders will each agree, subject to certain customary exceptions, not to (i) offer, sell contract to sell, pledge or otherwise dispose of, directly or indirectly, any Lockup Shares, (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise, (iv) engage in any short sales or other arrangement with respect to the Lock-Up Shares or (v) publicly announce any intention to effect any transaction specified in clause (i), (ii) or (iii) until the date that is six months after the Closing Date (the “Lock-Up Period”). The term “Lockup Shares” mean the Merger Consideration Shares and the Earnout Shares, if any, whether or not earned prior to the end of the Lock-up Period, together with any other shares of Viveon Common Stock, and including any securities convertible into, or exchangeable for, or representing the rights to receive Viveon Common Stock, if any, acquired during the Lock-up Period. If the closing price of Viveon Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period following the Closing Date, 50% of the Lock-up Shares will be released from the lock-up. The existing escrow provisions of Viveon Common Stock held by certain stockholders will remain in effect.

Amended and Restated Registration Rights Agreement. At the Closing, Viveon will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain existing stockholders of Viveon and Clearday with respect to their shares of Viveon Common Stock acquired before or pursuant to the Merger, and including the shares issuable on conversion of the warrants issued to the Sponsor in connection with Viveon’s initial public offering and any shares issuable on conversion of loans or other convertible securities. The agreement amends and restates the registration rights agreement Viveon entered into on December 22, 2020 in connection with its initial public offering. Subject to the Lock-Up Agreements described above, the holders of a majority of the shares held by the existing Viveon stockholders, and the holders of a majority of the shares held by the Clearday stockholders will each be entitled to make one demand that the Company register such securities for resale under the Securities Act, or two demands each if Viveon is eligible to use Form S-3 or a similar short-form registration statement. In addition, the holders will have certain “piggy-back” registration rights that require Viveon to include such securities in registration statements that Viveon otherwise files. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering Viveon’s securities. Viveon will bear the expenses incurred in connection with the filing of any such registration statements.

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The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, form of Parent Support Agreement, form of Company Support Agreement, form of Lock-Up Agreement, and form of Amended and Restated Registration Rights Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibits 2.1, 10.1, 10.2, 10.3, and 10.4, respectively, and the terms of which are incorporated by reference herein.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, Viveon Health will file a registration statement on Form S-4 containing a preliminary proxy statement/prospectus (the “Form S-4”) with the SEC. The Form S-4 will include a proxy statement to be distributed to holders of Viveon Health’s common stock in connection with the solicitation of proxies for the vote by Viveon Health’s stockholders with respect to the proposed transaction and other matters as described in the Form S-4, as well as the prospectus relating to the offer of securities to be issued to Clearday’s stockholders in connection with the proposed business combination. Clearday will also distribute the proxy statement included in the Form S-4 to the holders of its securities entitled to vote at a stockholders meeting in connection with the solicitation of proxies for the vote by Clearday stockholders with respect to the proposed transaction and other matters as described in the Form S-4 that require approval of the Clearday stockholders. After the Form S-4 has been filed and declared effective, Viveon Health will mail a definitive proxy statement/prospectus, when available, to its stockholders and Clearday will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors, security holders and other interested parties are urged to read the Form S-4, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Viveon Health, Clearday and the proposed business combination. Additionally, each of Viveon Health and Clearday will file other relevant materials with the SEC in connection with the proposed business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Viveon Health and security holders of Clearday are urged to read the Form S-4 and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K (this “Current Report”) is not incorporated by reference into, and is not a part of, this Current Report.

Participants in the Solicitation

Clearday and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Viveon Health and of Clearday in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Form S-4 for the proposed business combination. Information about Clearday’s directors and executive officers and their ownership in Clearday is set forth in Clearday’s Annual Report on Form 10-K/A for the year ended December 31, 2021 and filed with the SEC on May 17, 2022, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing.

Viveon Health and its directors and executive officers may also be deemed participants in the solicitation of proxies from Viveon Health’s stockholders and of Clearday stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Viveon Health will be included in the Form S-4 for the proposed business combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available. Information about Viveon Health’s directors and executive officers and their ownership of Viveon Health’s common stock is set forth in Viveon Health’s Annual Report on Form 10-K for the year ended December 31, 2021 and filed with the SEC on March 31, 2022, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the direct and indirect interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the SEC’s web site at www.sec.gov.

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Forward-Looking Statements

Certain statements made in this Current Report are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “assume,” “estimate,” “would,” “could,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this Current Report regarding: the proposed transactions contemplated by the merger agreement, including the benefits of the proposed business combination, integration plans, expected synergies and revenue opportunities; anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, continued expansion of product portfolios and the availability or effectiveness of the technology for such products; the longevity health care sector’s continued growth; and the expected timing of the proposed business combination. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Viveon Health’s and Clearday’s current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement; (2) the institution or outcome of any legal proceedings that may be instituted against Viveon Health and/or Clearday following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability of the parties to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Viveon Health or Clearday, certain regulatory approvals, or satisfy other conditions to closing in the merger agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 pandemic on Clearday’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of Viveon Health’s shares of common stock on the NYSE American following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of Clearday to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Clearday may be adversely affected by other economic, business, and/or competitive factors; (12) the amount of redemption requests made by Viveon Health’s stockholders; and (13) other risks and uncertainties indicated from time to time in the final prospectus of Viveon Health for its initial public offering dated December 22, 2020 filed with the SEC, Viveon Health’s Annual Report on Form 10-K, Clearday’s Annual Report on Form 10-K and the Form S-4 relating to the proposed business combination, including those under “Risk Factors” therein, and in Viveon Health’s and Clearday’s other filings with the SEC. The foregoing list of factors is not exclusive and Viveon Health and Clearday caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Viveon Health and Clearday do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. Neither Viveon Health nor Clearday gives any assurance that the combined company will achieve its expectations.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This Current Report shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Merger Agreement dated as of April 5, 2023, by and among Viveon Health Acquisition Corp., Clearday, Inc., VHAC2 Merger Sub, Inc., Viveon Health LLC and Clearday SR LLC
10.1	Form of Parent Stockholder Support Agreement dated as of April 5, 2023, by and among Viveon Health Acquisition Corp., Clearday, Inc. and certain stockholders of Viveon Health Acquisition Corp.
10.2	Form of Company Support Agreement dated as of April 5, 2023, by and among Viveon Health Acquisition Corp., Clearday, Inc. and certain stockholders of Clearday, Inc.
10.3	Form of Lock-Up Agreement, between the Holder (defined therein) and Viveon Health Acquisition Corp.
10.4	Form of Amended and Restated Registration Rights Agreement, by and among Clearday, Inc. (formerly known as Viveon Health Acquisition Corp.), certain stockholders of Viveon Health Acquisition Corp. and certain stockholders of Clearday, Inc.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Viveon agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEARDAY, INC.

	By:	/s/ James Walesa
	Name:	James Walesa
	Title:	Chief Executive Officer

Dated April 11, 2023

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